UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

KSW, INC.

(Name of Subject Company)

KSW, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

48268 R106

(CUSIP Number of Class of Securities)

Floyd Warkol

Chief Executive Officer

KSW, Inc.

37-16 23rd Street

Long Island City, New York 11101

(718) 361-6500

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Robb L. Tretter, Esq.

Adam M. Adler, Esq.

Bracewell & Giuliani LLP

1251 Avenue of the Americas

New York, New York 10020

(212) 508-6100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 3 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934 on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities Exchange Commission (the “SEC”) by KSW, Inc., a Delaware corporation (the “Company”), on September 12, 2012 and as amended on September 19, 2012, and as further amended on October 1, 2012. The Statement relates to the cash tender offer by Kool Acquisition Corporation, a Delaware Corporation (the “Purchaser”), and wholly-owned subsidiary of Kool Acquisition LLC, a Delaware limited liability company (the “Parent”), both of which are direct and indirect wholly-owned subsidiaries of The Related Companies, L.P., a New York limited partnership (the “Parent Guarantor”), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company at a purchase price of $5.00 per share, net to the holder in cash, without interest thereon and less any required withholding taxes, upon the terms and conditions as disclosed in the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) filed by the Purchaser on September 12, 2012. The Offer to Purchase and Letter of Transmittal are filed as Exhibits(a)(1)(A) and (a)(1)(B) to the Statement, respectively, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined have the meanings ascribed to them in the Statement.

ITEM 4	THE SOLICITATION OR RECOMMENDATION

Amending and supplementing the sub-section entitled “Free Cash Flow Capitalization Analysis” by amending and restating the following table with respect to certain Free Cash Flow Calculation detail immediately after the sixth (6th) sentence of such sub-section.

Free Cash Flow Analysis ($ in millions) Fiscal Year Ended December 31,
	2005	2006	2007	2008	2009	2010	2011	LTM Ended 6/30/12
Net Income	$2.7	$3.1	$3.7	$4.2	$1.3	$2.0	$1.6	$2.1
Taxes	0.2	2.7	3.1	3.0	0.8	1.6	1.1	1.6
Interest Income, net	(0.0)	(0.3)	(0.6)	(0.4)	(0.0)	(0.1)	(0.1)	(0.1)
Depreciation and Amortization	0.1	0.1	0.1	0.1	0.2	0.2	0.2	0.1
Gain on Sale of Marketable Securities	(0.0)	(0.0)	(0.1)	0.0	0.0	0.0	0.0	0.0

EBITDA	$2.9	$5.5	$6.1	$6.9	$2.2	$3.7	$2.8	$3.8
Capital Expenditures	(0.1)	(0.2)	(0.1)	(1.5)	(0.1)	(0.1)	(0.0)	(0.1)
Change in Working Capital(1)	(3.0)	3.0	(0.7)	(1.5)	(2.4)	(0.7)	0.2	(1.1)
Cash Taxes	(0.1)	(0.1)	(3.9)	(3.0)	(0.4)	(1.8)	(0.9)	(1.6)

Free Cash Flow	($0.2)	$8.1	$1.4	$0.9	($0.6)	$1.1	$2.1	$1.0

(1)

FY 2005 and FY 2006 figures have been adjusted for one-time items related to NAB Construction Corporation litigation and deferred tax valuation allowance. Such adjustments were obtained using the operating assets and operating liabilities sourced from the Company’s public financials/statement of cash flows”

ITEM 8	ADDITIONAL INFORMATION

Item 8, “Additional Information,” is hereby and supplemented by:

Inserting, after current the first paragraph of the sub-section entitled “Litigation,” the following new paragraph:

“On October 1, 2012, the plaintiffs agreed to settle their claims with the defendants, on behalf of themselves and the class of Company stockholders who are entitled to tender their shares in the Offer, in accordance with a Settlement Term Sheet, dated and filed with the Chancery Court of the State of Delaware on October 1, 2012. Among other things, the Settlement Term Sheet releases any and all claims that have been or could have been made by the class of Company stockholders against any of the Defendants (as defined in the Settlement Term Sheet) and their affiliates relating to: (i) the Merger, including but not limited to the vote on the Merger; (ii) the disclosures made by or on behalf of the Company through and including consummation of the Merger; and (iii) the compensation received by any Defendant through and including the consummation of the Merger. The settlement also releases any claims that have been or could have been made by either party or its counsel against any other party or its counsel, relating to the prosecution or defense of the action. The settlement is subject to preparation of a final settlement agreement and court approval.”

Inserting after the current second paragraph of the sub-section entitled “Litigation,” the following new paragraph:

“The honorable Justice Melvin L. Schweitzer entered an order dated October 1, 2012 denying the motion for a preliminary injunction sought by the plaintiff in the action encaptioned plaintiff Special Trading Fund v. Floyd Warkol et al., Index No. 653253/2012.”

Inserting after the new third paragraph of the sub-section entitled “Litigation,” the following new paragraph:

“On September 28, 2012, a putative stockholder class action lawsuit was filed against the Company, the Company Board, Offeror, Parent and Parent Guarantor in the United States District Court for the Eastern District of New York. The plaintiff brings the case individually against the Company, and purports to sue on behalf of the public shareholders of the Company against the Company Board for, among other things, breaches of fiduciary duty and aiding and abetting the Company Board’s breaches of fiduciary duty against the Company and the Parent Guarantor, Offeror and Parent. The Company believes the allegations in the complaint lack merit, and intends to vigorously defend the action.”

Deleting the current last paragraph of the sub-section entitled “Litigation”.

ITEM 9	EXHIBITS

Item 9, “Exhibits,” is hereby supplemented by inserting, in correct chronological order, a new Exhibit as follows:

“(a)(5)(E) Settlement Term Sheet (incorporated by reference to Exhibit 10.1 to the KSW, Inc. Current Report on Form 8-K filed with the SEC on October 4, 2012).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

KSW, INC.

By:	/s/Floyd Warkol
Name:	Floyd Warkol
Title:	Chairman and Chief Executive Officer

Dated: October 4, 2012